UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

THERAVANCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

88338T104

(CUSIP Number of Class of Securities)

Michael W. Aguiar

Chief Executive Officer

951 Gateway Boulevard

South San Francisco, CA 94080

(650) 238-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Jay K. Hachigian

Richard C. Blake

Keith J. Scherer

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive

Suite 900

Boston, MA 02210

Tel: (617) 648-9100

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*                     A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                Check the box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                     third-party tender offer subject to Rule 14d–1.

☒                   issuer tender offer subject to Rule 13e–4.

☐                     going-private transaction subject to Rule 13e–3.

☐                     amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Theravance, Inc. for up to $75,000,000 of shares of its common stock, par value $0.01 per share.

Additional Information for Investors

This communication is for informational purposes only, is not a recommendation to buy or sell Theravance, Inc. (Theravance) common stock, and does not constitute an offer to buy or the solicitation to sell shares of Theravance common stock. The tender offer described in this communication has not yet commenced, and there can be no assurances that Theravance will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Theravance expects to file with the Securities and Exchange Commission (the Commission) upon commencement of the tender offer, if at all. STOCKHOLDERS ARE URGED TO CAREFULLY READ ANY OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WOULD CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once any tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Theravance will be filing with the Commission at the Commission’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting Theravance at 951 Gateway Boulevard, South San Francisco, CA 94080, Attn: Investor Relations.

Item 12.                                      Exhibits

99.1                        Transcript of applicable portions of Theravance’s Third Quarter 2015 Earnings Call dated October 28, 2015

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THERAVANCE, INC.

	By:	/s/ Eric d’Esparbes
	Name:	Eric d’Esparbes
	Title:	Chief Financial Officer

Date: October 28, 2015

3

EXHIBIT INDEX

Exhibit Number	Description

99.1	Transcript of applicable portions of Theravance’s Third Quarter 2015 Earnings Call dated October 28, 2015

4